[redacted]

12014460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH. D.C. 196

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiaries for the year ended December 31, 2011 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Vigliotti
Chief Financial Officer

Angelo Bulone
Managing Director, Controller

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013

KPMG

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ITG Inc.:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiaries (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiaries as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2011

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	170,183
Cash restricted or segregated under regulations and other		12,966
Deposits with clearing organizations		25,538
Securities owned, at fair value		4,610
Receivables from brokers, dealers and clearing organizations, net		701,958
Receivables from customers, net		6,092
Other intangibles (net of accumulated amortization of $3,533)		8,714
Due from Parent and affiliates		44,100
Deferred taxes		29,729
Other assets		9,108
Total assets	$	1,012,998

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	89,612
Payables to brokers, dealers and clearing organizations		704,192
Payables to customers		2,141
Due to affiliates		2,626
Income taxes payable		1,311
Total liabilities		799,882
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		184,495
Retained earnings		28,621
Total stockholder's equity		213,116
Total liabilities and stockholder's equity	$	1,012,998

See accompanying notes to Consolidated Statement of Financial Condition.

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2011

(In thousands, except share amounts)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc. ("ITG"), a self-clearing broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, ITG Capital, Inc. ("ITG Capital"), and POSIT Alert LLC ("POSITalert"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All material intercompany balances and transactions have been eliminated in consolidation.

The Company is an independent research and execution broker to institutional investors, brokers, money managers and alternative investment funds in the U.S using technology to increase the effectiveness and lower the cost of trading. Additionally, the Company, does not carry customer accounts or provide margin financing to its customers.

The Company generates commission revenues on a per-transaction basis for all orders executed. Trade orders are delivered to the Company via its front-end software products as well as other vendors' products and direct computer-to-computer links to customers. Orders may be executed through (1) ITG POSIT, an alternative trading system, (2) ITG Algorithms and (3) ITG Smart Router.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition represents the consolidation of the accounts of the Company and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but have neither a controlling interest nor are the primary beneficiary, are accounted for under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Accounting Standards Codification ("ASC") 810, *Consolidation*, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At December 31, 2011, the Company had no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain payables are carried at market value or estimated fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions, securities loaned and execution cost payables. In addition, the net receivable or payable arising from unsettled trades is reflected in the appropriate category.

Receivables from customers consist of customer fails to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts. Payables to customers primarily consist of customer fails to receive.

Securities owned, at fair value consist of common stock and mutual funds. Marketable securities owned are valued using market quotes from third parties.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in amounts generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the Consolidated Statement of Financial Condition in receivables from, and payables to, brokers, dealers and clearing organizations.

The Company engages in securities borrowed and securities loaned transactions as part of its self-clearing process primarily to facilitate customer transactions, including shortened or extended settlement activities and for failed settlements.

The Company also operates a match book where securities are borrowed from one party for the express purpose of loaning such securities to another party, generating a net interest spread.

Share-based Compensation

Share-based compensation expense requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. The Parent and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of restricted share awards is based on the fair value of the Parent's common stock on the grant date.

Certain restricted stock awards granted have both service and market conditions. Awards with market conditions are valued based on (a) the grant date fair value of the award for equity-based awards or (b) the period-end fair value for liability based awards. Fair value for market condition based awards is determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for the Parent's common stock. Compensation costs for awards with market conditions are recognized on a graded vesting basis over the estimated service period calculated by the Monte Carlo simulation model.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The cost of independent research and directed brokerage arrangements is accounted for on

an accrual basis. At December 31, 2011, the net prepaid research balance was $3,342 (net of allowance of $394) and accrued research payable balance was $36,980, which are included receivables from customers and receivables from brokers, dealers and clearing organizations, while accrued research payable is classified as accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

Goodwill and Other Intangibles

Goodwill is assessed no less than annually for impairment. The fair values used in the Company's impairment testing are determined by the discounted cash flow method (an income approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds its implied fair value. In determining the fair value of the Company's reporting unit, the discounted cash flow analysis employed requires significant assumptions and estimates about the future operations of the reporting unit. Significant judgments inherent in this analysis includes the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in the Company's 2011 discounted cash flow analysis is based on financial budgets and forecasts developed internally by management. The Company's discount rate assumptions are based on a determination of its required rate of return on equity capital.

Other intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent. The Parent also contributes capital to the Company or reduces capital as a result of income tax deductions in excess or a shortfall of the compensation cost recognized on share-based awards exercised during the period presented. These tax benefits/shortfalls have been reflected as capital contributions from Parent while the shortfall is a reduction of additional paid in capital in the Consolidated Statement of Financial Condition.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under ASC 740, *Income Taxes*, have been met. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination is based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Employee Separation Costs

Due to the Company's historical practice of paying termination benefits under an undistributed human resource policy based on a standard or substantially similar formula, employee separation charges incurred in connection with the

(In thousands, except share amounts)

Company's restructuring plans are accounted for when probable and estimable as required under ASC 712, *Compensation – Nonretirement Postemployment Benefits.*

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*, which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities (instead of major category) and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements that fall in either Level 2 or Level 3.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This update clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. The Company does not believe the impact of this amendment on its results of operations, cash flows or financial position will be material.

(3) Restructuring Charges

In June and October 2011, the Company implemented restructuring plans to improve margins and enhance it's Parent's stockholder returns primarily focused on reducing workforce, consulting and infrastructure costs.

In 2010, the Company decided to close its Westchester, NY office and relocate the staff, primarily sales traders and support, to the Company's New York City office.

The following table summarizes the changes in the Company's liability balance related to the restructuring plans which is included in accounts payable and accrued expenses in the Consolidated Statement of Financial Condition:

	Employee separation costs	Consolidation of leased facilities	Total
Balance at January 1, 2011	$ 90	$ 2,164	$ 2,254
2011 Restructuring	9,737	846	10,583
Utilized – cash	(6,796)	(457)	(7,253)
Balance at December 31, 2011	$ 3,031	$ 2,553	$ 5,584

(In thousands, except share amounts)

(4) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

Fair value measurements for these items measured on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents:				
Money market mutual funds	$ 221	$ 221	$ -	$ -
U.S. Government money market mutual funds	100,758	100,758	-	-
Securities owned, at fair value:				
Corporate stocks	21	21	-	-
Mutual funds	4,589	4,589	-	-
Total	$ 105,589	$ 105,589	$ -	$ -

(In thousands, except share amounts)

Cash and cash equivalents are measured at fair value and include money market mutual funds (principally U.S. Government money market mutual funds), which are exchange traded.

Securities owned, at fair value includes corporate stocks, equity index mutual funds and bond mutual funds, all of which are exchange traded.

(5) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule") and segregated balances under a collateral account control agreement for the benefit of certain customers of the Company.

(6) Securities Owned

The following is a summary of securities owned, at fair value as of December 31, 2011.

Mutual funds	$	4,589
Corporate stocks		21
Total	$	4,610

Securities owned consists of securities positions held by the Company resulting from temporary positions in securities in the normal course of its agency trading business as well as mutual fund positions.

(7) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2011.

		Receivables from		Payables to
Broker-dealers	$	34,882	$	9,472
Clearing organizations		2,365		39
Securities borrowed		663,293		-
Prepaid research		1,563		-
Securities loaned		-		694,681
Allowance for doubtful accounts		(145)		-
Total	$	701,958	$	704,192

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded an increase of $4 to the allowance in 2011.

As of December 31, 2011, securities borrowed as part of the matched book activity with a fair value of $642.7 million were delivered for securities loaned.

(In thousands, except share amounts)

(8) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2011.

	Receivables from	Payables to
Customers	$ 4,343	$ 2,141
Prepaid research	2,173	-
Allowance for doubtful accounts	(424)	-
Total	$ 6,092	$ 2,141

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded a decrease of $62 to the allowance in 2011.

(9) Goodwill and Other Intangibles

In accordance with ASC 350, *Intangibles-Goodwill and Other,* the Company tests goodwill for impairment annually and more frequently when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is tested for impairment using a two-step process.

- Step one—the fair value of a reporting unit is compared to its carrying value in order to identify potential impairment. If the fair value of a reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of a reporting unit, potential impairment is indicated and step two of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill and measure the potential impairment loss.

- Step two—when potential impairment is indicated in step one, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair values of the Company's reporting unit is determined by considering the income approach to valuation.

Under the income approach, the fair value of the reporting unit is estimated based on the present value of expected future cash flows. The income approach is dependent on a discounted cash flow model for the Company's reporting units which incorporates a five year cash flow forecast plus a terminal value assuming an estimated sustainable long term growth rate. Such forecasts consider business plans, historical and anticipated future results based upon the Company's expectations for future product offerings, market opportunities and challenges and other factors. The discount rates used to determine the present value of future cash flows is based upon an adjusted version of the Capital Asset Pricing Model ("CAPM") to estimate the required rate of return on equity. The CAPM measures the rate of return required by investors given a company's risk profile. Significant revisions to any of these estimates could lead to an impairment of all or a portion of goodwill in future periods.

In the Company's impairment testing, the Company also examines the sensitivity of the fair value of the reporting unit by reviewing other scenarios relative to the initial assumptions the Company used to see if the resulting impact on the

fair value would have resulted in a different step one conclusion. Accordingly, the Company perform sensitivity analyses based on more conservative terminal growth scenarios and higher discount rates in which the fair value of the reporting unit is recalculated. In the first sensitivity analysis, the Company lowered it's terminal growth rate assumptions (holding all other critical assumptions constant), while in the Company's second sensitivity analysis the Company increased the reporting unit's discount rate (holding all other critical assumptions constant). The Company then evaluates the outcomes of the sensitivity analyses performed to assess their impact on it's step one conclusions.

The Company continually monitors and evaluates business and competitive conditions that affect it's operations for indicators of potential impairment. As a result, the Company performed quarterly interim impairment testing in 2010 and 2011 in addition to it's annual tests due to the presence of adverse economic and business conditions such as significant outflows from domestic equity mutual funds (a core component of the Company's client base), a prolonged decrease in the Parent's market capitalization below book value, a decline in management's current and expected financial performance, and the significant near-term uncertainty related to both the global economic recovery and the outlook for the Company's industry. The Company's interim impairment tests apply the same valuation techniques, terminal growth rates and sensitivity analyses used in their prior annual impairment tests to each updated quarterly cash flow forecast.

During the first two months of 2011, domestic equity fund flows turned positive according to the Investment Company Institute before reverting back to outflows in March, 2011. Based upon these mixed results, it was not readily apparent whether the strong inflows in the first two months indicated the early stages of an asset allocation shift back to domestic equity mutual funds, or merely a brief respite from an ongoing redirection of funds from domestic equity mutual funds into other asset classes. The first quarter interim testing at March 31, 2011 did not indicate any step one goodwill impairment as the fair value of the reporting unit was determined to be in excess of its carrying value. Also, none of the outcomes of the sensitivity analyses performed impacted the step one conclusions.

In the second quarter, outflows from domestic equity mutual funds re-accelerated driving the Company's revenues sharply below the levels projected in the March 31, 2011 forecast. Consequently, the Company revised its assumptions, in light of the increased uncertainty regarding the recovery of its core client trading activity, to reflect its adjusted expectations for a slower, more prolonged recovery in its revenue growth. These revisions resulted in a fair value for the reporting unit that was determined to be below its carrying value, indicating a potential impairment resulting in the performance of a step two analysis. The required step two valuation test yielded an aggregate fair value for the tangible and (non-goodwill) intangible assets in the aggregate carrying value, which reduced the amount of the implied fair value attributable to goodwill to zero.

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment.* If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

(In thousands, except share amounts)

(10) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2011.

Accrued research payables	$	36,980
Deferred compensation		7,582
Accrued compensation and benefits		16,010
Accrued restructuring charges		5,584
Other accrued expenses		23,456
Total	$	89,612

(11) Borrowings

The Company's securities clearance and settlement operations are funded with operating cash, securities loaned or with short-term bank loans. On January 31, 2011, the Company, as borrower, and Parent, as guarantor, entered into a $150 million three-year revolving credit agreement ("Credit Agreement") with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent. The Credit Agreement includes an accordion feature that allows for potential expansion of the facility up to $250 million. Under the Credit Agreement, interest accrues at a rate equal to (a) a base rate, determined by reference to the higher of the (1) federal funds rate or (2) the one month Eurodollar LIBOR rate, plus (b) a margin of 2.50%. Available but unborrowed amounts under the Credit Agreement are subject to an unused commitment fee of 0.50%. The purpose of this credit line is to provide liquidity to satisfy clearing margin requirements and to finance temporary positions from delivery failures or non-standard settlements. As a result, the Company has additional flexibility with its existing cash and future cash flows from operations to strategically invest in growth initiatives and to return profits to the Parent. Depending on the borrowing base, availability under the Credit Agreement is limited to either (i) a percentage of the clearing deposit required by the National Securities Clearing Corporation, or (ii) a percentage of the market value of temporary positions pledged as collateral. Among other restrictions, the terms of the Credit Agreement include negative covenants related to (a) liens, (b) maintenance of a consolidated leverage ratio (as defined) and a liquidity ratio (as defined), as well as maintenance of minimum levels of tangible net worth (as defined) and regulatory capital (as defined), and (c) restrictions on investments, dispositions and other restrictions customary for financings of this type.

The events of default under the Credit Agreement include, among others, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, loss of collateral, judgments, changes in control and bankruptcy events. In the event of a default, the Credit Agreement requires the Company to pay incremental interest at the rate of 2.0% and, depending on the nature of the default, the commitments will either automatically terminate and all unpaid amounts immediately become due and payable, or the lenders may in their discretion terminate their commitments and declare due all unpaid amounts outstanding.

At December 31, 2011 there were no amounts outstanding under the Credit Agreement.

(12) Income Taxes

For the year ended December 31, 2011, the Company's operations were included in the consolidated federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes as if it were a separate entity.

(In thousands, except share amounts)

Amounts receivable for income taxes of $574 are receivable from the Parent and are netted in due from Parent and affiliates on the Consolidated Statement of Financial Condition at December 31, 2011.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $29,729 as of December 31, 2011. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Compensation and benefits	$	4,970
Goodwill		17,780
Share-based compensation		7,504
Lease abandonment		988
Tax benefits on uncertain tax positions		274
Other		1,694
Total deferred tax assets		33,210
Deferred tax liabilities		
Depreciation and amortization		(2,347)
Other intangibles		(995)
Other		(139)
Total deferred tax liabilities		(3,481)
Net deferred tax assets	$	29,729

At December 31, 2011, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2011 is as follows:

Balance, January 1, 2011	$	1,445
Additions based on tax positions related to the current year		47
Reduction based on tax positions of prior years		(36)
Reductions due to expiration of statute of limitations		(329)
Balance, December 31, 2011	$	1,127

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2007. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. Federal income tax returns for 2007 through 2010. Certain state and local returns are also currently under various stages of audit. We do not anticipate a significant change to the total unrecognized tax benefit within the next twelve months.

(In thousands, except share amounts)

(13) Employee Benefit and Stock Plans

Equity Plan

The Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective May 11, 2010. As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan were merged with and into the 2007 Plan (collectively, 2007 Plan). In October 2008, the Parent's Compensation Committee of the Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan was amended and restated in November 2011 and is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA).

Under the 2007 Plan the Parent is, permitted to grant performance-based stock options, in addition to time-based option awards to employees. In 2011, certain employees of the Company were granted 192,733 stock options. The Parent did not grant any performance-based option awards under the 2007 Plan in 2011.

Under the 2007 Plan certain employees of the Company in 2011 were granted 471,965 of restricted share awards. Generally, and except for awards granted under the VCSUA, restricted share unit awards granted since 2007 vest in one of the following manners: (a) cliff vest on the third anniversary of the grant date so long as the award recipient is employed on such date, (b) cliff vest in whole or in part only if the consolidated cumulative pre-tax operating income of the Parent reaches certain levels and (c) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90-day average of the Parent's common stock price on each of the vesting dates is higher than the 90-day average of the Parent's common stock price preceding the grant date (i.e. in the case of (b) and (c), performance-based restricted stock units).

Under the VCSUA, each eligible participant is granted a number of basic stock units on the date the year-end cash bonus would otherwise be paid to the participant equal to (i) the amount by which the participant's variable compensation is reduced as determined by the compensation committee, divided by (ii) the fair market value of a share of the Company's common stock on the date of grant. In addition, each participant is granted an additional number of matching stock units on the date of grant equal to 10% of the number of basic stock units granted (20% prior to 2012). Basic stock units vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Parent on each applicable vesting date, and will be settled in shares of the Parent's common stock within 30 days after each applicable vesting date. Matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Parent through such vesting date, and will be settled in shares of the Parent's common stock within 30 days after the date on which such matching stock units vest.

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 2007 Plan.

Effective June 30, 2003, the SUA Program was amended prospectively to include mandatory participation for all employees earning total compensation per annum of $200 and greater.

Effective January 1, 2006, the SUA was amended to make participation in the plan among eligible participants (employees earning total cash compensation per annum of $200 and greater) elective, rather than mandatory.

Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that it did not apply to compensation earned for any calendar year after 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that were due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

(In thousands, except share amounts)

During the year ended December 31, 2011, 174,248 shares of the Parent's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $245 for the year ended December 31, 2011. The RSP features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(14) Related Party Transactions

The Company and its affiliate, Investment Technology Group International Limited ("ITG International") have engaged in a series of intercompany transactions. For such transactions, profits are allocated amongst the Company and ITG International to reflect each entity's relative contribution to the generation of these profits.

The Company has entered into a Brazilian Algorithm Technology License Agreement with ITG International. Under this agreement the Company pays ITG International a license fee for the use of its algorithm technology in Brazil.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company. The Parent charges the Company for the amount of depreciation and amortization expense associated with fixed assets and leasehold improvements used by the Company.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses Parent and affiliates for payments made on behalf of the Company including income taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company incurs transaction processing costs on behalf of an affiliate, ITG Canada Corp. ("ITGCC") and charges the cost back to ITGCC.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with Blackwatch Brokerage Inc. ("BLBRK"), in which BLBRK provides services to the Company in connection with transaction processing.

The Company entered into a services agreement with The Macgregor Group, Inc. ("MACGGI"), in which MACGGI provides services to the Company in connection with broker connectivity.

The Company provides certain legal and compliance services to MACGGI, pursuant to a Services Agreement.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"), in which ITGDER provides services to the Company in connection with transaction processing.

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company entered into a services agreement with ITGDER, in which ITGDER provides certain administrative services and the use of certain office space to the Company.

The Company entered into a distribution agreement with ITG Investment Research, Inc. ("ITGIR"), in which ITGIR provides financial investment research and permissions the rights to make available distributions to the Company's customers.

The Company paid cash dividends of $12,000 to the Parent.

(15) Commitments and Contingencies

Pursuant to contracts expiring through 2016, the Company is obligated to purchase market data, maintenance and other services totaling $22,519.

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, the Company does not believe any of these matters will have a material adverse effect on its financial position or future results of operations.

(16) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

(In thousands, except share amounts)

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned, at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(17) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2011, the Company had net capital of $100,836 which was $99,836 in excess of required net capital of $1,000.

As of December 31, 2011, the Company had a $10,615 cash balance in a Special Reserve Bank Account for the exclusive benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, *Computation for Determination of Reserve Requirements* and $156 cash balance in a Special Reserve Bank Account for the exclusive benefit of Brokers under a Proprietary Account for Introducing Brokers ("PAIB") requirement.

Dividends or withdrawals of capital can not be made to the Parent from the Company if they are needed to comply with regulatory requirements.

(18) Subsequent Events

On February 24, 2012, the Parent entered into an office lease agreement (the "Lease") with Brookfield Properties OLP Co. LLC for approximately 132,000 square feet of office space in New York, New York (the "Premises") to which the Parent intends to relocate its corporate headquarters. The initial term of the Lease will commence on or after May 1, 2012, on the date on which the Premises are ready for occupancy, and will expire approximately 16 years after the commencement date. The Parent will not be required to pay rent for the 12-month period following the commencement date. Thereafter, the minimum rent payable by the Parent will be approximately $484,337 per month for the following 5 years of the initial term, will increase to approximately $539,375 per month for the 5 years thereafter, and will increase again to approximately $594,414 per month through the expiration of the initial term. In addition, beginning on or about the first anniversary of the commencement date, the Company will be obligated to pay its proportionate share of the operating costs and property taxes for the Premises.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
ITG Inc.:

In planning and performing our audit of the consolidated financial statements of ITG Inc. and Subsidiaries (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

KPMG

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

SIPC Supplemental Report
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Board of Directors
ITG Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by ITG Inc. and Subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044218 ASE Dec
ITG Inc. 7*7
Attn: Angelo Bulone
380 Madison Ave. 4th Fl
New York, NY 10017-2513

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Angelo Bulone - (212) 444-6269

2. A. General Assessment (item 2e from page 2) $ 528,787

B. Less payment made with SIPC-6 filed (exclude interest) (279,015)
7/29/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 249,772

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 249,772

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 249,772

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ITG Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director & Controller
(Title)

Dated the 28 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 237,572,890
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	25,446
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	1,708
Total additions	27,154
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	953,876
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	247,590
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Intercompany Management Fee Income	24,854,831
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,891	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	28,891
Total deductions	26,085,188
2d. SIPC Net Operating Revenues	$ 211,514,856
2e. General Assessment @ .0025	$ 528,787

(to page 1, line 2.A.)